SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 1, 2008, entitled "CLARIFICATION ON LITIGATION UPDATE".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 1, 2008

By: /s/ Themba Gwebu
      Name: Themba Gwebu
      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

CLARIFICATION ON LITIGATION UPDATE

DRDGOLD yesterday in an update to shareholders headed "Update on litigation by DRDGOLD and its subsidiaries against Messrs Kebble, Stratton and Buitendag and JCI Limited" reported that:
- it instituted action in July 2003 against Messrs RAR Kebble, M Prinsloo, J Stratton and HC Buitendag and JCI Limited relating to the Rawas transaction;
- the defendants, excluding Mr Stratton, abandoned their defence that the claims against them were settled; and
- the matter will now be set down to be heard on its merits on a date to be determined by the registrar of the High Court.

DRDGOLD omitted to state in the update that the claim against Mr Prinsloo was previously withdrawn and therefore he is no longer a party to the action and accordingly no claims will be pursued against him. DRDGOLD apologises to Mr Prinsloo for this omission and any embarrassment it may have caused him.

Randburg
1 February 2008

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